April 30, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	First Investors Tax Exempt Funds
Tax-Exempt Fund, Tax Exempt Fund II, California Fund, Connecticut
Fund, Massachusetts Fund, Michigan Fund, Minnesota Fund, New
Jersey Fund, New York Fund, North Carolina Fund, Ohio Fund, Oregon
Fund, Pennsylvania Fund and Virginia Fund
File Nos. 002-82572; 811-03690
Post-Effective Amendment No. 35

Ladies and Gentlemen:

We have acted as counsel to First Investors Tax Exempt Funds (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 35 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP